American International Group, Inc. and Subsidiaries

Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

Three Months Ended March 31,	2009		2008
	(In millions, except ratios)

Loss before tax benefit(a)	$(6,395)		$(11,273)
Add — Fixed charges	3,182		2,192
Less — Capitalized interest	5		9

Loss before income tax benefit and fixed charges(a)	$(3,218)		$(9,090)

Fixed charges:
Interest costs	$3,095		$2,117
Rental expense(b)	87		75

Total fixed charges	$3,182		$2,192
Preferred stock dividend requirements	1,012		—

Total combined fixed charges and preferred stock dividend requirements	4,194		2,192

Ratio of earnings to fixed charges		(c)		(c)

Ratio of earnings to fixed charges and preferred stock dividends		(c)		(c)

Secondary ratio of earnings to fixed charges
Interest credited to GIC and GIA policy and contract holders	$(301)		$(926)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$2,881		$1,266

Secondary ratio of earnings to fixed charges		(c)		(c)

Secondary ratio of earnings to fixed charges and preferred stock dividend requirements		(c)		(c)

(a)	Excludes undistributed earnings (loss) from equity method investments.

(b)	The proportion considered representative of the interest factor.

(c)	Earnings were insufficient to cover total fixed charges by $6,400 million and $11,282 million, respectively, for the three-month periods ended March 31, 2009 and 2008. Earnings were insufficient to cover total fixed charges and preferred stock dividends by $7,412 million and $11,282 million for the three-month periods ended March 31, 2009 and 2008, respectively. The coverage deficiency for total fixed charges excluding interest credited to GIC and GIA policy and contract holders was $6,099 million and $10,356 million, respectively, for the three-month periods ended March 31, 2009 and 2008. The coverage deficiency for total fixed charges and preferred stock dividends excluding interest credited to GIC and GIA policy and contractholders was $7,111 million for the three-month period ended March 31, 2009.

The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.